INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

December 1, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of EP Asia Small Companies Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on November 2, 2010, for the EP Asia Small Companies Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 118 filed concurrently with this correspondence.

Prospectus

1.	Page 3, Fees and Expenses Table. Add paragraph referring to sales charge information.

RESPONSE:       The requested change has been made.

2.	Cover Page. Delete paragraph regarding the prospectus containing important information and delete reference to website.

RESPONSE:       The requested change has been made.

3.	Page 2 – Principal Investment Strategies. For the 80% test, use either “total assets” or “net assets”.

RESPONSE:       The disclosure had been revised to reflect “net assets”.

4.	Page 2 – Principal Investment Strategies. The first sentences uses “publicly traded stocks” and the last sentence uses “equity securities”. Make these consistent.

RESPONSE:       The requested change has been made.

5.	Page 2 – Principal Investment Strategies. Provide support that $5 billion is considered a smaller company.

RESPONSE:       The market capitalization for smaller companies has been reduced to $3 billion.

6.
Page 2 – Principal Investment Strategies.  The sentence “In determining the location of a company, the sub-advisor considers where the company is organized, where its assets are located, or where its revenues and profits are derived.”  This seems to be factors but not criteria.  Need to specify the criteria.

RESPONSE:       The following disclosure has been added: “The Sub-advisor considers a company to be located in a country if at least 50% of the company’s assets are located in that country”.

7.	Page 3 – Principal Risk. Add more specific detail to the Asian Region Risk disclosure.

RESPONSE:       The requested change has been made.

8.	Page 7 – Investment Advisor and Sub-advisor. Provide how long the advisor and sub-advisor have been managing money.

RESPONSE:       The requested change has been made.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360